EXHIBIT 11.0
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,

	2000	1999

	(In thousands, except per share data)

Net income (loss)	$32	$(10)

Average shares outstanding	285	365

Per share amount	$0.11	$(0.03)

Net income (loss)	$32	$(10)

Average shares outstanding	285	365

Net effect of dilutive stock options based on the treasury stock method using the average market price or quarter end price, whichever is greater	12	12

Total shares outstanding	297	377

Per share amount	$0.11	$(0.03)

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